EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2014

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2014 (three months ended September 30, 2014) and for the nine months ended September 30, 2014 are against results for the third quarter of 2013 (three months ended September 30, 2013) and the nine months ended September 30, 2013, respectively. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and Retail operating coverage ratio used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an Additional IFRS financial measure. Such measures are defined in the “Additional IFRS and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of November 3, 2014 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2014 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Market Outlook” section of this MD&A.

The major assumptions made in preparing our fourth quarter guidance are outlined below:

•	North American weather patterns will support a normal application period, similar to the fall of 2013;

•	North America Wholesale fertilizer realized selling prices across all nutrients will be at or higher than realized in the fourth quarter of 2013;

•	North America Wholesale produced nitrogen and phosphate sales volumes will be approximately 5 percent higher than the sales volumes in the same quarter of 2013;

•	The average NYMEX gas price will approximate $3.75/MMBtu in the fourth quarter;

•	North America Wholesale potash production volumes will be approximately 30,000 tonnes during the fourth quarter;

•	Retail North America crop nutrient margin percentages will be lower than the 18 percent realized in the same period last year and crop nutrient sales volumes will be approximately 4 percent higher than realized in the fourth quarter of 2013;

•	Retail North America crop protection product margin percentages will be slightly above the 46 percent realized in the fourth quarter of 2013; and

•	Guidance is issued excluding the fourth quarter effects of:

•	Share-based payments;

•	Gains or losses on foreign exchange and derivative hedge positions; and

•	Earnings or losses related to discontinued operations.

2014 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 third quarter net earnings from continuing operations were $91-million, or $0.63 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $80-million, or $0.54 diluted earnings per share from continuing operations, for the same quarter of 2013.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2014	2013	Change	% Change	2014	2013	Change	% Change
Sales	2,920	2,796	124	4	13,337	12,860	477	4
Gross profit	665	629	36	6	2,820	3,033	(213)	(7)
Expenses	560	485	75	15	1,767	1,586	181	11
Earnings before finance costs and income taxes (“EBIT”)	105	144	(39)	(27)	1,053	1,447	(394)	(27)
Net earnings from continuing operations	91	80	11	14	728	970	(242)	(25)
Net earnings	50	76	(26)	(34)	669	964	(295)	(31)
Diluted earnings per share from continuing operations	0.63	0.54	0.09	17	5.05	6.54	(1.49)	(23)
Diluted earnings per share	0.35	0.52	(0.17)	(33)	4.64	6.50	(1.86)	(29)
Effective tax rate (%)	(20)	27	N/A	N/A	24	27	N/A	N/A

Sales and Gross Profit

	Quarter to date change		Year to date change
(millions of U.S. dollars)	Sales	Gross Profit	Sales	Gross Profit
Retail	186	31	1,113	249
Wholesale	17	3	(496)	(445)
Other	(79)	2	(140)	(17)

	124	36	477	(213)

Sales increased by $124-million and $477-million for the third quarter and first nine months of 2014 compared to the same periods last year. Factors that affected our performance include the following:

•	Retail sales and gross profit for the third quarter and first nine months of 2014 increased compared to the prior year primarily due to the inclusion of results from Viterra Inc. (“Viterra”) retail centers.

•	Wholesale sales and gross profit for the third quarter improved as a result of higher nitrogen and phosphate sales volumes and higher realized sales price for phosphate compared to the third quarter of 2013. For the first nine months of 2014, sales and gross profit decreased compared to the prior year due to lower realized sales prices on all product lines, consistent with benchmark pricing.

Expenses

	Three months ended		Nine months ended
General and administrative	September 30,		September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Share-based payments	10	(21)	25	(35)
Depreciation and amortization	8	9	23	36
Other general and administrative	62	69	198	212

	80	57	246	213

Excluding the effects of share-based payments, general and administrative expense decreased by $8-million and $27-million in the third quarter and first nine months of 2014, respectively. The increase in share-based payments expense to $10-million for the third quarter and $25-million for the first nine months of 2014 compared to recoveries of $21-million and $35-million for the three months and first nine months of 2013, respectively, was primarily the result of our share performance improving relative to our peers.

As a percentage of sales, selling expense remained consistent for the first nine months of 2014 when compared to the same period last year and increased slightly by 1 percent in the third quarter of 2014. This was due to increased costs from the inclusion of results from Viterra retail centers in Western Canada.

	Three months ended		Nine months ended
Other expenses (income)	September 30,		September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Realized and unrealized (gain) loss on commodity derivatives not designated as hedges	(1)	1	(33)	(8)
Realized and unrealized (gain) loss on foreign exchange derivatives not designated as hedges	(54)	1	(42)	(8)
Foreign exchange loss	76	1	59	27
Interest income	(31)	(20)	(61)	(51)
Environmental remediation and asset retirement obligations	1	1	21	5
Bad debt (recovery) expense	—	(6)	30	20
Potash profit and capital tax	3	3	9	15
Other	13	35	26	47

	7	16	9	47

Overall, expenses increased by $75-million and $181-million for the third quarter and first nine months of 2014, respectively, compared to the same periods last year.

Effective Tax Rate

The effective tax rate on continuing operations, excluding the recognition of a previously unrecognized tax benefit of $29-million, was 18 percent for the third quarter compared to 27 percent for the same period last year due to lower earnings in higher taxed jurisdictions. The effective tax rate for the first nine months of 2014 excluding the $29-million tax benefit was comparable to the same period last year at 27 percent.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2014 third quarter sales were $2.3-billion, a 9 percent increase compared to sales of $2.1-billion for the same period last year. Total gross profit was $542-million in the third quarter of 2014, compared to the $511-million achieved in the third quarter of 2013. The record results in sales and gross profit for the third quarter were primarily due to the contribution from the acquired Viterra agri-retail operations, which closed in the fourth quarter of 2013. Retail reported EBITDA of $130-million in the third quarter of 2014, a decrease of $17-million compared to the third quarter of last year. The slight reduction in U.S. EBITDA was due to lower year-over-year demand for crop protection products due to near perfect growing conditions across the U.S. limiting crop disease and insect pressure as well as lower planted corn acreage and prices. The results from the acquired Viterra agri-retail operations added incremental gross profit this quarter and surpassed expected earnings contribution for the year-to-date. However, the Viterra results reflected a loss in EBITDA of $6-million this quarter, which is a typical reflection of the historical earnings cycle for Canadian retail.

Crop nutrient sales were $646-million this quarter, compared to $654-million in the third quarter of 2013. The decrease was due to lower global nutrient prices and U.S. volumes which were down 4 percent compared to the same period last year, due primarily to the late harvest. However, on a year-to-date basis U.S. nutrient demand was still slightly higher than in 2013. Gross profit for crop nutrients was $142-million this quarter compared to $116-million reported in the third quarter of 2013. Total crop nutrient margins as a percentage of sales were 22 percent in the third quarter of 2014, compared to 18 percent in the same period last year. The increase in per tonne nutrient margins from the third quarter of 2013 was due to higher rebates received from suppliers this quarter and a slight improvement in distribution costs due to improved North American logistics.

Crop protection sales were $1.1-billion in the third quarter of 2014, similar to the same period last year. Total crop protection gross profit this quarter was $232-million, compared to $248-million reported in the third quarter of 2013. The increase in sales was due to the addition of the Viterra operations, but was partly offset by lower volumes of glyphosates in the U.S. this year. Total crop protection margins as a percentage of sales were 20 percent this quarter, compared to 23 percent in the same period last year. The lower margin was mainly due to lower sales volumes of higher margin products such as fungicides and insecticides in the U.S., due to exceptionally good growing conditions this season and given that early season applications of herbicides produced better results than average this year. Margins were also impacted by the addition of the Viterra crop protection business which has lower margins than in the U.S. in the third quarter.

Seed sales were $54-million in the third quarter of 2014, a decrease from the $69-million achieved in the third quarter last year. Gross profit was $27-million this quarter compared to $30-million earned in the third quarter of 2013. The decrease in seed sales and gross profit was primarily attributed to decreased sales volumes in the U.S. stemming from the late harvest which in turn has lowered the expected double crop winter wheat acreage. Seed margins as a percentage of sales were 50 percent in the third quarter of 2014 supported by product mix and rebate factors. Year-to-date in 2014, seed margins were up 1 percent compared to the same period last year, primarily due to the inclusion of the former Viterra’s seed offering including the Proven seed brand name.

Merchandise sales in the third quarter of 2014 were $256-million, compared to $122-million in the same period last year. Gross profit for this product group was $36-million this quarter, up significantly from the $19-million reported in the third quarter of 2013. The increase in sales and gross profit is partly due to the addition of Viterra’s equipment business as well as stronger merchandise margins in the U.S. and Australia this quarter.

Services and other sales were $207-million this quarter, compared to the $205-million reported in the third quarter of 2013. Gross profit was $105-million in the third quarter of 2014, compared to $98-million for the same period last year. The higher gross profit is attributed to improved margins from the livestock markets and other services in Australia. Services and other sales margins as a percentage of sales were 51 percent this quarter versus 48 percent in the same period last year.

Retail selling expenses for the third quarter of 2014 were $470-million, an increase of $54-million compared to the $416-million reported in the third quarter of last year. The increase was due to the addition of the Viterra business and the associated payroll and depreciation expenses. Total selling expenses as a percentage of sales increased to 20.5 percent in the third quarter of 2014, compared to 19.7 percent reported in the third quarter last year. The operating coverage ratio (rolling four quarters as of September 30, 2014) is 71 percent compared to 72 percent as of September 30, 2013.

Wholesale

Wholesale’s 2014 third quarter sales were $803-million, up from $786-million reported in the same quarter last year. Gross profit was $127-million this quarter, compared to $124-million in the third quarter of 2013. Wholesale Adjusted EBITDA was $171-million in the third quarter of 2014 compared to $144-million reported in the same period last year. The increase in Wholesale earnings was primarily the result of higher phosphate earnings offsetting the impact from the main host mechanical failure and planned tie-in of the one million tonne expansion project at the Vanscoy potash facility.

Nitrogen gross profit for the third quarter of 2014 was $77-million compared to $76-million in the same quarter last year. Nitrogen sales volumes were 735,000 tonnes, an increase from the 636,000 tonnes in the same quarter last year due to higher urea sales volumes, despite a planned outage at the Redwater facility. Realized sales prices for the major nitrogen products were similar to last year, although a higher proportion of urea and UAN sales volumes relative to ammonia resulted in the average nitrogen price of $438 per tonne this quarter being slightly lower than the $450 per tonne in the same period last year. Nitrogen cost of product sold was $333 per tonne this quarter in line with the $331 per tonne reported in the third quarter of 2013, despite higher gas prices. Average nitrogen gross margins were $105 per tonne this quarter, compared to $119 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $4.01/MMBtu this quarter ($4.00/MMBtu including the impact of realized gains on natural gas derivatives), compared to $2.78/MMBtu for the same period in 2013 ($3.16/MMBtu including the impact of realized losses on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the third quarter of 2014 was $4.07/MMBtu, compared to $3.60/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.37/MMBtu discount to NYMEX in the third quarter of 2014, a decrease from the $0.91/MMBtu discount in the third quarter of 2013.

Potash gross profit for the third quarter of 2014 was $2-million, compared to $27-million reported in the same quarter last year. Sales volumes were 251,000 tonnes this quarter compared to 265,000 tonnes in the third quarter of 2013, the decrease a result of lower volumes of domestic product being available for sale due to a the advanced planned expansion tie-in at the Vanscoy facility. Realized sales prices for potash were $313 per tonne compared to $349 per tonne in the same period last year, as a result of proportionately greater volumes of international product sold in the period and lower international prices. Potash cost of product sold was $304 per tonne this quarter, an increase from the $246 per tonne reported in the same period last year. Gross margin was $9 per tonne for the third quarter of 2014, compared to $103 per tonne realized during the same quarter in 2013.

Phosphate gross profit was $31-million in the third quarter of 2014, compared to $7-million in the same quarter last year. Phosphate sales volumes were 261,000 tonnes in the third quarter of 2014, a 36 percent increase from 192,000 tonnes in the same quarter last year as capacity utilization improved at the Redwater facility. Realized phosphate sales prices were $663 per tonne this quarter compared to $633 per tonne in the same period last year. Phosphate cost of product sold was $546 per tonne in the third quarter of 2014, a decrease of $49 per tonne compared to last year as a result of improved manufacturing efficiency from imported rock at the Redwater facility and lower fixed costs. Gross margin in the third quarter of 2014 was $117 per tonne compared to $38 per tonne in the same period last year.

Wholesale expenses in the third quarter of 2014 were $27-million compared to $37-million in the same period last year. The decrease is a result of lower general and administrative and other expenses during the quarter related to ongoing operational improvements.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2014 was a loss of $40-million, compared to loss of $28-million for the third quarter of 2013. This was primarily the result of greater share-based payments expense of $31-million during the third quarter compared to the prior period resulting from the improvement in our share performance relative to our peers. The increase in share-based payments expense was partially offset by greater expenses in 2013 of $20-million related to impairment of Hanfeng, Viterra acquisition costs, and proxy defense costs.

EBITDA for Other in the first nine months of 2014 was a loss of $114-million, compared to a loss of $52-million for the first nine months of 2013. The change was comprised of:

•	a $17-million unfavorable change in gross profit recovery for the first nine months of 2014 compared to the first nine months of 2013. Margin per tonne in 2014 on intercompany inventory held by our Retail business unit increased over the prior year. In 2013, the margin per tonne on intercompany inventory decreased over the nine month period;

•	an increase in share-based payments expense of $60-million resulting from an improvement in our share performance relative to our peers and lower share price declines during the period;

•	greater expenses in 2013 of $33-million related to impairment of Hanfeng, Viterra acquisition costs, and proxy defense costs; and,

•	excluding the impact of share-based payments, general and administrative expense decreased by $6-million primarily related to $3-million reduced payroll expenses.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2014 compared to December 31, 2013.

	September 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
(millions of U.S. dollars, except as noted)
Current assets
Cash and cash equivalents	274	801	(527)	(66%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	2,847	2,105	742	35%	Increased seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	25	78	(53)	(68%)	Tax provision exceeded tax installment payments made coupled with current period tax receipts.
Inventories	3,086	3,413	(327)	(10%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	236	805	(569)	(71%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	179	104	75	72%	Increase in investments.
Assets held for sale	—	202	(202)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.
Current liabilities
Short-term debt	1,855	764	1,091	143%	Issuance of commercial paper used for working capital and capital expenditures.
Accounts payable	3,214	3,985	(771)	(19%)	Drawdown of customer prepayments in Retail during the spring application season, reductions in trade payables as the third quarter is typically a low point for product purchasing, partially offset by increases in liabilities primarily related to capital projects in Wholesale.
Income taxes payable	2	2	—	0%	—

	September 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
(millions of U.S. dollars, except as noted)
Current portion of long-term debt	26	58	(32)	(55%)	Repayment of floating rate bank loans in South America.
Current portion of other provisions	106	112	(6)	(5%)	—
Liabilities held for sale	—	44	(44)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.

Working capital	1,444	2,543	(1,099)	(43%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change
Cash provided by operating activities	332	546	(214)
Cash used in investing activities	(1,577)	(456)	(1,121)
Cash provided by (used in) financing activities	771	(470)	1,241
Effect of exchange rate changes on cash and cash equivalents	(37)	(22)	(15)

Decrease in cash and cash equivalents from continuing operations	(511)	(402)	(109)

Cash and cash equivalents used in discontinued operations	(16)	(1)	(15)

Analysis of cash flows for the nine months ended September 30, 2014

Cash flows from operating activities decreased primarily due to greater working capital requirements resulting in greater payments during the year due to growth in the business and more inventory held at the end of 2013 to accommodate growth and to lock in pricing and supply. This is coupled with greater drawdowns of customer prepayments as customers take delivery of their products.

Cash used in investing activities during the nine months consisted of $1,517-million in capital expenditures, primarily for our Vanscoy potash facility expansion and Borger nitrogen expansion projects.

Cash was provided by financing activities through the issuance of short-term debt of $1,126-million, primarily under our commercial paper facility. Dividend payments were $323-million for the nine months ended September 30, 2014.

Capital Expenditures

	Nine months ended
	September 30,
(millions of U.S. dollars)	2014	2013
Sustaining capital	423	393
Investing capital	1,094	814

Total	1,517	1,207

Our investing capital expenditures increased in the first nine months of 2014 compared to the first nine months of 2013 due to increased activity on the Vanscoy potash expansion and Borger Nitrogen facility projects amounting to $1,007-million and $256-million, respectively. We expect capital spending to approximate $2.15-billion in 2014.

Short-term Debt

Our short-term debt of $1,855-million at September 30, 2014 is summarized in note 5 of our Consolidated Financial Statements.

Our short-term debt increased by $653-million during the three months ended September 30, 2014, reducing our unutilized short-term financing capacity by the same amount.

OUTSTANDING SHARE DATA

Agrium had 143,716,009 outstanding shares at October 31, 2014. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

	2014	2014	2014	2013	2013	2013	2013	2012
(millions of U.S. dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,920	7,338	3,079	2,867	2,796	6,908	3,156	3,093
Gross profit	665	1,559	556	740	629	1,699	705	974
Net earnings from continuing operations	91	625	12	110	80	744	146	358
Net (loss) earnings from discontinued operations	(41)	(9)	(9)	(11)	(4)	3	(5)	(4)
Net earnings	50	616	3	99	76	747	141	354
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	0.63	4.34	0.08	0.74	0.54	5.00	0.98	2.37
Diluted	0.63	4.34	0.08	0.74	0.54	5.00	0.98	2.36
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.03)
Diluted	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.02)
Earnings per share attributable to equity holders of Agrium:
Basic	0.35	4.28	0.02	0.66	0.52	5.02	0.94	2.34
Diluted	0.35	4.28	0.02	0.66	0.52	5.02	0.94	2.34

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

DISCONTINUED OPERATIONS

In July 2014, Agrium completed the sale of the Turf and Ornamental portion of the assets held for sale for approximately $94-million. Refer to Note 2 of our Consolidated Financial Statements for further details.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this news release and MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our consolidated financial statements included in this news release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

Retail operating coverage ratio	Retail gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.	Metric used by management to evaluate our Retail business. We believe this metric is also useful to investors and securities analysts in evaluating operating performance of our Retail business.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	September 30, 2014				September 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	130	171	(40)	261	147	144	(28)	263
Equity accounted joint ventures:
Finance costs and income taxes	—	8	—	8	—	7	—	7
Depreciation and amortization	—	5	—	5	—	6	—	6

EBITDA	130	158	(40)	248	147	131	(28)	250
Depreciation and amortization	79	58	6	143	56	44	6	106

EBIT	51	100	(46)	105	91	87	(34)	144

	Nine months ended				Nine months ended
	September 30, 2014				September 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	938	671	(114)	1,495	791	1,079	(52)	1,818
Equity accounted joint ventures:
Finance costs and income taxes	—	20	—	20	—	21	—	21
Depreciation and amortization	—	10	—	10	—	9	—	9

EBITDA	938	641	(114)	1,465	791	1,049	(52)	1,788
Depreciation and amortization	228	172	12	412	166	163	12	341

EBIT	710	469	(126)	1,053	625	886	(64)	1,447

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2013 annual MD&A, which is contained in our 2013 Annual Report. Since the date of our 2013 annual MD&A, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 of our Consolidated Interim Financial Statements for the quarter ended March 31, 2014.

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 Revenue from Contracts with Customers which provides new requirements for recognizing revenue. Application is required for annual periods beginning on or after January 1, 2017, with early adoption permitted. Agrium is currently assessing the impact of IFRS 15 and the extent of impact has not yet been determined.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2013 Annual Report and under the heading “Risk Factors” on pages 29 - 40 in our 2013 Annual Information Form has not changed materially since December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2013 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Near ideal growing conditions this year contributed to the second consecutive year of record global grain yields. The past two crop years have delivered two of the top five trend-adjusted global grain yields on record, as well as the highest average deviation from trend over a two year time period. The United States Department of Agriculture (“USDA”) projects record U.S. corn yields of 174 bushels per acre in 2014, which would exceed trend levels by a very wide margin. Record crop production has driven crop prices lower, which has squeezed growers’ margins globally.

In response to almost perfect growing conditions this season and tightened grower margins, North American growers reduced applications of fungicides and pesticides this summer. Looking over the next few months, growers may delay committing to their 2015 acreage mix longer than normal which could defer crop nutrient purchases. The delayed harvest in North America may also impact crop nutrient applications this fall, pushing demand into the spring season and heightening the risk that logistical constraints arise in early 2015. We do not expect a material change to nutrient application rates in 2014/15 in the U.S., but depressed crop prices may lead to a small reduction in overall acreage in 2015, which we expect could lead to a 1 to 3 percent decline in crop nutrient consumption in North America in the 2014/15 fertilizer year.

North American urea prices maintained a significant premium to import parity throughout the third quarter as the market reloaded after a very tight finish to the 2013/14 fertilizer year. As a result of the robust demand in North America relative to other global markets, U.S. offshore imports of urea were up an estimated 40 percent in the July through October 2014 period compared to relatively weak 2013 levels. Global urea prices are receiving support from the cost-based floor in China, particularly since export taxes increased as of November 1, 2014. In addition, nitrogen prices have received support from reduced production in important producing nations such as Ukraine, Trinidad, Algeria and Egypt. The supply reductions have propelled ammonia prices higher, with Tampa ammonia prices up 23 percent from August 2014 levels. Natural gas restrictions and production interruptions have become consistent drivers of the global nitrogen market, a trend we expect will continue into 2015. Potash producers have struggled to catch up to committed sales, and spot sales have been sufficient to keep the supply/demand balance tight. In late 2014, the focus is expected to shift to a new Chinese potash contract. Phosphate demand outside of India has been relatively slow, however, phosphate prices have been supported by higher ammonia and sulfur costs, as well as associated production cutbacks.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: fourth quarter earnings per share; future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to timing, costs and expected effect of the turnarounds at our Vanscoy potash and Redwater nitrogen facilities on our competitive position and our future cash flow, future operations of Agrium and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this MD&A. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities; the risk of additional capital expenditure cost escalation on our Vanscoy potash and Borger nitrogen expansion projects; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Direct Solutions business and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

The purpose of our fourth quarter guidance for 2014 is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.